Investor Relations
Hagenholzstrasse 85
CH-8050 Zürich
Phone +41 58 858 87 87
Fax +41 58 858 87 19

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

MAY 28 2004

04030547

Mail Stop 3-9

Zürich, May 24, 2004

SUPPL

# File N° 82-4093

Dear Sirs,

PROCESSED
JUN 14 2004
THOMSON
FINANCIAL

Please find enclosed :

- Holcim's Annual Report 2003
- Holcim's First Quarter Interim Report 2004

Yours sincerely

Véronique Piret

dw 6/10

Holcim

Report 2004, Holcim Ltd

# Strength. Performance. Passion.



Holcim Hagenholzstrasse 85
CH-8050 Zürich/Switzerland

**File N° 82-4093**

In the Netherlands, Holcim France Benelux acquired a minority interest in leading ready-mix concrete producer Den Boer, providing access to a key sales channel, and gain closer proximity to our customer base. The integration of southern German-based Rohrbach Zement with the rest of the Group is proceeding on schedule. The activities of Russia's Alpha Cement were consolidated for the first time after Holcim increased its minority stake to 68.8 percent. This important cement producer controls two strategically located plants that service the burgeoning Moscow market.

**Improved market environment in the US**

The North American construction sector consolidated its already strong position to turn in an encouraging overall performance in the first quarter of 2004. Thanks to an increase in cement demand in the market area served by the new Holly Hill plant in South Carolina, Holcim US was able to increase cement deliveries. In Canada, the general economic situation remained robust, with St. Lawrence Cement slightly exceeding its prior-year sales numbers for cement and concrete. There was a massive rise in deliveries of aggregates. The acquisition of a quarry and gravel/sand operation near Toronto impacted positively on output in this segment.

The North American construction sector is normally dependent on weather factors at the beginning of the year. For this reason, as in previous years, Group region North America reported a loss both in local currency terms and in Swiss francs. It amounted to CHF 25 million in the first quarter of 2004 (first quarter 2003: –24).

The financial results of Holcim US showed a further improvement. This development is partly explained by the improved economic situation and rising market prices. In primary terms, systematic upgrades to production facilities and strict cost management are increasingly paying off. We are convinced the US Group company will continue to benefit from the attractive market environment.

The results posted by St. Lawrence Cement were somewhat weaker, the reasons being temporarily lower prices in the Northeast of the USA and an extraordinary earnings item in first quarter 2003.

**Largely positive picture for LatAm construction sector**

Group region Latin America began the year on a strong footing amid variations in growth momentum at a local level. Cement sales once again increased at Holcim Apasco in Mexico, while in Central America as well as Colombia and Ecuador there was an impressive rise in the volume of sales. At Holcim Venezuela, the pent-up demand in construction due to political troubles there led to higher deliveries across all segments. Brazil continued to lack any sustainable impetus and construction activity was hampered by an exceptionally lengthy and violent rainy season. For that reason, Holcim Brazil's sales volumes failed to match those of the prior-year period. In Chile too, the demand for cement edged marginally lower. Argentina's Minetti was buoyed by continuing market growth that showed a strong improvement in financial performance.

For Latin America as a whole, there was a significantly higher operating profit in terms of the US dollar, which is key to the region. In Swiss franc terms, the consolidated figure rose to CHF 201 million (first quarter 2003: 185). This once again confirmed the unbroken momentum in construction sector activity in the emerging markets.

In January 2004, we submitted a public bid to the minority shareholders in Holcim Apasco. By the time the offer period expired on March 12, 2004, 24.5 percent of the share capital had been sold to us at a price of USD 590.9 million. In the meantime, our shareholding in the company has risen to 99.9 percent, thereby creating the necessary platform for us to capitalize fully on the potential regional and financial integration with the rest of the Group in the future.

**Marked rise in sales in Africa Middle East**

Sales at our Group companies on the North African coast continued their strong run. Infrastructure expansion and housebuilding provided a strong impetus to activity, particularly in Morocco and Egypt where demand for cement increased. In the Indian Ocean region, i.e. Madagascar and La Réunion, our Group companies were able to grow their cement sales. Business activity also recovered slightly in the West African markets. As with the Middle East, political uncertainty unfortunately remained a fact of life. Holcim Lebanon saw significant sales' growth on the back of additional clinker deliveries to the grinding facility in Cyprus acquired in the previous year. Group company Egyptian Cement was buoyed by slightly higher pricing and growth in cement sales. In Morocco and South Africa, we once again achieved solid results; at Holcim South Africa this was above all a manifestation of rising sales of aggregates and ready-mix concrete.

Operating profit for Group region Africa Middle East rose significantly in local currencies as well as Swiss francs following a rise in revenues at all companies. At CHF 67 million (first quarter 2003: 45), it surpassed the corresponding period in 2003 by 48.9 percent.

**Fresh gains for Asia Pacific construction markets**

Construction sector activity in the markets of Group region Asia Pacific was encouraging. Demand for cement rose in all ASEAN nations in which we operate. Only Bangladesh suffered a seasonal setback in construction sector activity.

Holcim Vietnam achieved significantly higher delivery volumes, reflecting strong construction activity in the south of the country. The faster pace of economic activity in the region was also mirrored in higher output for our Group companies in Sri Lanka, Malaysia, the Philippines as well as Indonesia and New Zealand. Siam City Cement in Thailand likewise increased its deliveries.

In financial terms, this Group region took another major step forward with a majority of our national companies achieving improved financial results – in particular Union Cement, Holcim Lanka, Siam City Cement and Holcim New Zealand. Consolidated operating profit for Group region Asia Pacific improved strongly in local currency, but also climbed 54.1 percent in Swiss currency to CHF 57 million.

**More increases in revenue over course of the year**

Our business performance in the year to date has reaffirmed the belief of the Board of Directors and Executive Committee that Holcim is on track to meeting its targets. We are optimistic Holcim can sell more cement, aggregates and concrete across all Group regions. Forecasts for financial year 2004 – indicating internal growth of 8 percent at operating profit level – are corroborated by our results for the first three months of the year.

Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
CEO

## Consolidated Statement of Income of Group Holcim

| January–March<br>Million CHF | Notes | 2004<br>Unaudited | 2003<br>Unaudited | ±% |
|---|---|---|---|---|
| **Net sales** | 4 | **2,760** | **2,467** | **+11.9** |
| Production cost of goods sold | | (1,414) | (1,295) | |
| **Gross profit** | | **1,346** | **1,172** | **+14.8** |
| Distribution and selling expenses | | (650) | (577) | |
| Administration expenses | | (251) | (241) | |
| Other depreciation and amortization | | (70) | (67) | |
| **Operating profit** | 5 | **375** | **287** | **+30.7** |
| Other (expenses) income | 6 | (9) | 3 | |
| **EBIT** | | **366** | **290** | **+26.2** |
| Financial expenses net | 7 | (135) | (147) | |
| **Net income before taxes** | | **231** | **143** | **+61.5** |
| Income taxes | | (118) | (85) | |
| **Net income before minority interests** | | **113** | **58** | **+94.8** |
| Minority interests | | (56) | (48) | |
| **Net income after minority interests** | | **57** | **10** | **+470.0** |
| | | | | |
| CHF | | | | |
| Earnings per dividend-bearing share[1] | | 0.29 | 0.05 | |
| Fully diluted earnings per share[1] | | 0.29 | 0.05 | |
| Cash earnings per share[1/2] | | 0.69 | 0.39 | |

[1] Adjusted for 5-for-1 conversion of bearer shares into registered shares on June 10, 2003.
[2] Excludes the amortization of goodwill and other intangible assets.

## Consolidated Balance Sheet of Group Holcim

| Million CHF | 31.03.2004<br>Unaudited | 31.12.2003<br>Audited | 31.03.2003<br>Unaudited |
|---|---|---|---|
| Cash and cash equivalents | 1,877 | 2,456 | 2,577 |
| Marketable securities | 36 | 62 | 86 |
| Accounts receivable | 2,262 | 2,161 | 2,290 |
| Inventories | 1,232 | 1,175 | 1,301 |
| Prepaid expenses and other current assets | 317 | 174 | 292 |
| **Total current assets** | **5,724** | **6,028** | **6,546** |
| | | | |
| Financial assets | 1,766 | 1,862 | 2,087 |
| Property, plant and equipment | 13,737 | 13,294 | 13,645 |
| Intangible and other assets | 3,970 | 3,478 | 2,942 |
| Deferred tax assets | 154 | 163 | 113 |
| **Total long-term assets** | **19,627** | **18,797** | **18,787** |
| | | | |
| **Total assets** | **25,351** | **24,825** | **25,333** |
| | | | |
| Trade accounts payable | 1,070 | 1,245 | 970 |
| Current financial liabilities | 3,021 | 2,660 | 3,343 |
| Other current liabilities | 1,352 | 1,319 | 1,315 |
| **Total short-term liabilities** | **5,443** | **5,224** | **5,628** |
| | | | |
| Long-term financial liabilities | 8,429 | 8,157 | 8,405 |
| Deferred tax liabilities | 1,049 | 1,021 | 1,049 |
| Long-term provisions | 989 | 924 | 865 |
| **Total long-term liabilities** | **10,467** | **10,102** | **10,319** |
| | | | |
| **Total liabilities** | **15,910** | **15,326** | **15,947** |
| | | | |
| **Interests of minority shareholders** | **2,302** | **2,666** | **2,692** |
| | | | |
| Share capital | 402 | 402 | 402 |
| Capital surplus | 2,628 | 2,628 | 2,628 |
| Treasury shares | (446) | (448) | (446) |
| Reserves | 4,555 | 4,251 | 4,110 |
| **Total shareholders' equity** | **7,139** | **6,833** | **6,694** |
| | | | |
| **Total liabilities and shareholders' equity** | **25,351** | **24,825** | **25,333** |

| Million CHF | Share capital | Capital surplus | Treasury shares | |
|---|---|---|---|---|
| **Equity as at December 31, 2002 (audited)** | **402** | **2,628** | **(452)** | |
| Net income after minority interests | | | | |
| Currency translation effects | | | | |
| Change in fair value | | | | |
| – Available-for-sale securities | | | | |
| – Cash flow hedges | | | | |
| Realized gain in income statement | | | | |
| – Available-for-sale securities | | | | |
| – Cash flow hedges | | | | |
| Dividends | | | | |
| Change in treasury shares net | | | 6 | |
| **Equity as at March 31, 2003 (unaudited)** | **402** | **2,628** | **(446)** | |
| | | | | |
| **Equity as at December 31, 2003 (audited)** | **402** | **2,628** | **(448)** | |
| Net income after minority interests | | | | |
| Currency translation effects | | | | |
| Change in fair value | | | | |
| – Available-for-sale securities | | | | |
| – Cash flow hedges | | | | |
| Realized gain in income statement | | | | |
| – Available-for-sale securities | | | | |
| – Cash flow hedges | | | | |
| Dividends | | | | |
| Change in treasury shares net | | | 2 | |
| **Equity as at March 31, 2004 (unaudited)** | **402** | **2,628** | **(446)** | |

| Retained earnings | Available-for-sale equity reserve | Cash flow hedging reserve | Currency translation effects | Total reserves | Total shareholders' equity |
|---|---|---|---|---|---|
| **5,678** | **(178)** | **(82)** | **(1,428)** | **3,990** | **6,568** |
| 10 | | | | 10 | 10 |
| | | | 87 | 87 | 87 |
| | | | | | |
| | (3) | | | (3) | (3) |
| | | | | 0 | 0 |
| | | | | | |
| | 26 | | | 26 | 26 |
| | | | | 0 | 0 |
| | | | | 0 | 0 |
| | | | | 0 | 6 |
| **5,688** | **(155)** | **(82)** | **(1,341)** | **4,110** | **6,694** |
| | | | | | |
| **6,169** | **(109)** | **(68)** | **(1,741)** | **4,251** | **6,833** |
| 57 | | | | 57 | 57 |
| | | | 246 | 246 | 246 |
| | | | | | |
| | | | | 0 | 0 |
| | | (5) | | (5) | (5) |
| | | | | | |
| | 6 | | | 6 | 6 |
| | | | | 0 | 0 |
| | | | | 0 | 0 |
| | | | | 0 | 2 |
| **6,226** | **(103)** | **(73)** | **(1,495)** | **4,555** | **7,139** |

| January–March<br>Million CHF | 2004<br>Unaudited | 2003<br>Unaudited | ±% |
|---|---|---|---|
| **Operating profit** | **375** | **287** | **+30.7** |
| Depreciation and amortization of operating assets | 319 | 310 | |
| Other non-cash items | (63) | (61) | |
| Change in net working capital | (363) | (255) | |
| **Cash generated from operations** | **268** | **281** | **−4.6** |
| Dividends received | 7 | 17 | |
| Financial income net | (6) | 7 | |
| Interest paid | (87) | (108) | |
| Income taxes paid | (121) | (95) | |
| Other expenses | (1) | (4) | |
| **Cash flow from operating activities (A)** | **60** | **98** | **−38.8** |
| | | | |
| Purchase of property, plant and equipment | (206) | (233) | |
| Disposal of property, plant and equipment | 18 | 11 | |
| Purchase of financial assets, intangible and other assets | (1,047) | (234) | |
| Disposal of financial assets, intangible and other assets | 167 | 122 | |
| **Cash flow used in investing activities (B)** | **(1,068)** | **(334)** | **−219.8** |
| | | | |
| Dividends paid to minority shareholders | (19) | (17) | |
| Movements of treasury shares net | 2 | 5 | |
| Increase in current financial liabilities | 248 | 138 | |
| Proceeds from long-term financial liabilities | 319 | 121 | |
| Repayment of long-term financial liabilities | (213) | (117) | |
| Decrease in marketable securities | 28 | 21 | |
| **Cash flow from financing activities (C)** | **365** | **151** | **+141.7** |
| | | | |
| **Decrease in cash and cash equivalents (A+B+C)** | **(643)** | **(85)** | |
| | | | |
| **Cash and cash equivalents as at January 1** | **2,456** | **2,698** | |
| Decrease in cash and cash equivalents | (643) | (85) | |
| Currency translation effects | 64 | (36) | |
| **Cash and cash equivalents as at March 31** | **1,877** | **2,577** | |

## 1 Basis of Preparation

The unaudited consolidated first quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2003 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

There were no significant changes in accounting policies or estimates or in any provisions or impairment charges from those disclosed in the annual financial statements.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

## 2 Changes in the Scope of Consolidation

In January 2004, the German competition authorities approved the acquisition of Rohrbach Zement & Co. KG in Southern Germany. Its plant in Dotternhausen has an annual installed capacity of 0.6 million tonnes of cement and a further 0.3 million tonnes of special binding agents. The entity was fully consolidated from January 1, 2004.

Holcim's Group company Queensland Cement Ltd has been merged with Australian Cement Holdings Ltd to form a new company, Cement Australia Pty Ltd. Cement Australia is owned 50% by Holcim, 25% by Hanson (UK-based ready-mix and aggregates company) and 25% by Rinker (Australian and US heavy construction materials group). According to the agreements underlying the transaction, the owners exercise joint control over the company. As a result, Cement Australia has been proportionately consolidated as from June 1, 2003 to reflect the 50% stake in the new entity.

In December 2003, Holcim increased its minority shareholding in Alpha Cement J.S.C. (Russia) through the purchase of additional share packages to 68.8%. As a result, the company has been fully consolidated effective December 31, 2003. Previously, the entity was accounted for as an associated company.

To further focus on the core business Holcim disposed of various entities, of which include: Lanka Quarries (Sri Lanka) on May 30, 2003, Excel's aggregates and ready-mix concrete business (Australia) on June 2, 2003 and Eternit AG (Switzerland) on November 10, 2003.

On January 23, 2004, Holcim announced a public purchase offer to all minority shareholders of Holcim Apasco S.A. de C.V. (Mexico). On March 12, 2004, a total of 57.9 million shares have been tendered resulting in a total purchase price of USD 591 million. As a result, the Group held 93.4% of Holcim Apasco as of March 31, 2004.

Under a share repurchase scheme, Siam City Cement (Public) Company Limited (Thailand) repurchased 9.7 million own shares. As a result of this transaction, Holcim's ownership in the proportionately consolidated entity increased to 35.2%.

## 3 Segment Information

| Information by region | Europe | | North America | | Latin America | | Africa Middle East | | Asia Pacific | | Corporate / Eliminations | | Total Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| January–March (unaudited) | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| **Income statement** | | | | | | | | | | | | | | |
| Million CHF | | | | | | | | | | | | | | |
| Net sales | 981 | 844 | 381 | 341 | 715 | 668 | 325 | 250 | 466 | 404 | (108) | (40) | 2,760 | 2,467 |
| Operating EBITDA | 200 | 165 | 20 | 16 | 278 | 268 | 89 | 67 | 115 | 94 | (8) | (13) | 694 | 597 |
| Operating EBITDA margin in % | 20.4 | 19.5 | 5.2 | 4.7 | 38.9 | 40.1 | 27.4 | 26.8 | 24.7 | 23.3 | | | 25.1 | 24.2 |
| Operating profit | 84 | 58 | (25) | (24) | 201 | 185 | 67 | 45 | 57 | 37 | (9) | (14) | 375 | 287 |
| Operating profit margin in % | 8.6 | 6.9 | (6.6) | (7.0) | 28.1 | 27.7 | 20.6 | 18.0 | 12.2 | 9.2 | | | 13.6 | 11.6 |
| **Capacity and sales** | | | | | | | | | | | | | | |
| Million t | | | | | | | | | | | | | | |
| Production capacity cement[1] | 44.0 | 44.0 | 21.3 | 21.3 | 31.0 | 31.0 | 12.9 | 12.9 | 36.0 | 36.0 | | | 145.2 | 145.2 |
| Sales of cement and clinker | 6.1 | 4.8 | 3.0 | 2.6 | 5.0 | 4.6 | 3.1 | 2.7 | 6.2 | 5.7 | (1.5) | (1.0) | 21.9 | 19.4 |
| Sales of aggregates | 12.3 | 10.6 | 2.0 | 1.2 | 3.0 | 2.9 | 1.9 | 1.8 | 1.0 | 1.3 | | | 20.2 | 17.8 |
| Million $m^3$ | | | | | | | | | | | | | | |
| Sales of ready-mix concrete | 2.8 | 2.6 | 0.3 | 0.3 | 2.0 | 1.8 | 0.4 | 0.4 | 0.6 | 0.5 | | | 6.1 | 5.6 |

[1] Prior-year figures as of December 31, 2003.

## 4 Change in Net Sales

| January–March<br>Million CHF | 2004<br>Unaudited | 2003<br>Unaudited |
|---|---|---|
| Volume and price | 283 | (73) |
| Change in structure | 20 | 3 |
| Currency translation effects | (10) | (310) |
| **Total** | **293** | **(380)** |

## 5 Change in Operating Profit

| January–March<br>Million CHF | 2004<br>Unaudited | 2003<br>Unaudited |
|---|---|---|
| Volume, price and cost | 99 | 26 |
| Change in structure | 5 | (2) |
| Currency translation effects | (16) | (47) |
| **Total** | **88** | **(23)** |

## 6 Other (Expenses) Income

| January–March<br>Million CHF | 2004<br>Unaudited | 2003<br>Unaudited |
|---|---|---|
| Dividends earned | 5 | 18 |
| Financial income | 0 | (9) |
| Other ordinary income | 9 | 3 |
| Depreciation and amortization of non-operating assets | (23) | (9) |
| **Total** | **(9)** | **3** |

The increase in financial income is mainly due to an impairment loss recognized in 2003 for the Group's investment in Swiss International Air Lines in the amount of CHF 19 million.

## 7 Financial Expenses Net

| January–March<br>Million CHF | 2004<br>Unaudited | 2003<br>Unaudited |
|---|---|---|
| Financial expenses | (137) | (159) |
| Interest earned on cash and cash equivalents | 13 | 14 |
| Foreign exchange loss net | (11) | (6) |
| Financial expenses capitalized | 0 | 4 |
| **Total** | **(135)** | **(147)** |

The reduction in financial expenses is due to partly lower foreign exchange rates and the generally lower interest rate level.

## 8 Disclosure of Shareholdings

In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., Los Angeles, CA, USA, on February 6, 2004 that it holds as a group – according to Article 15 of the Stock Exchange Act – for itself and for subsidiaries of its group 10.002% of the registered share capital of Holcim Ltd. This equals 20,122,699 registered shares.

## 9 Contingent Liabilities

No significant changes.

## 10 Post-Balance Sheet Events

Subsequent to the public purchase offer of Holcim Apasco, additional shares have been tendered, which resulted in a new ownership rate of 99.9%.

The Board of Directors of Holcim will submit to the Annual General Meeting on May 14, 2004, the proposal to issue a maximum of 28.74 million new registered shares at a subscription price of at least CHF 52.–. On April 7, 2004, the share capital increase was fully underwritten by a syndicate of banks.

## 11 Principal Exchange Rates

| | Income statement | | | Balance sheet | | |
|---|---|---|---|---|---|---|
| | Average exchange rates in CHF Jan–March | | | Closing exchange rates in CHF | | |
| | 2004 | 2003 | ±% | 31.03.2004 | 31.12.2003 | 31.03.2003 |
| 1 EUR | 1.57 | 1.47 | +6.8 | 1.56 | 1.56 | 1.48 |
| 1 USD | 1.26 | 1.36 | −7.4 | 1.28 | 1.24 | 1.36 |
| 1 CAD | 0.95 | 0.91 | +4.4 | 0.98 | 0.96 | 0.93 |
| 100 MXN | 11.43 | 12.61 | −9.4 | 11.42 | 11.01 | 12.70 |
| 100 EGP | 20.50 | 25.32 | −19.0 | 21.00 | 20.00 | 23.56 |
| 1 ZAR | 0.19 | 0.16 | +18.8 | 0.20 | 0.19 | 0.17 |
| 100 PHP | 2.25 | 2.52 | −10.7 | 2.27 | 2.23 | 2.54 |
| 100 THB | 3.21 | 3.19 | +0.6 | 3.25 | 3.12 | 3.17 |
| 1 AUD | 0.96 | 0.81 | +18.5 | 0.97 | 0.93 | 0.82 |
| 1 NZD | 0.85 | 0.75 | +13.3 | 0.85 | 0.81 | 0.75 |



**Holcim securities**

The Holcim shares (security code No. 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. The shares are also traded on the Frankfurt Stock Exchange and in the form of ADRs in the US. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLZn.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 13.6 billion at March 31, 2004.

**Cautionary statement regarding forward-looking statements**

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

| Financial Reporting Calendar | |
|---|---|
| General meeting of shareholders | May 14, 2004 |
| Dividend payment | May 18, 2004 |
| Half-year results for 2004 | August 27, 2004 |
| Press and analyst conference for the third quarter 2004 | November 3, 2004 |
| Press and analyst conference on annual results for 2004 | March 2, 2005 |

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com

**Holcim**

www.holcim.com

"When this bridge was built, construction proceeded step by step due to considerations of a civil engineering nature. I simply call it 'constructive truth'. Whenever construction is optimized, the result reflects a truth which functions well. The people of Boston now look upon their bridge as a landmark."

Christian Menn, Bridge Construction Expert from Switzerland

